DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

July 20, 2007

Via Courier and EDGAR

Michael McTiernan, Special Counsel

Elaine Wolff, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 4561 CF/AD8

Washington, DC  20549

Re:	Behringer Harvard Opportunity REIT II, Inc.
Pre-effective Amendment no. 2 to Registration Statement on Form S-11
Filed on July 20, 2007
File No. 333-140887

(Confidential, For Use of the Commission Only)

Dear Ms. Wolff and Mr. McTiernan:

On behalf of our client, Behringer Harvard Opportunity REIT II, Inc. (the “Company”), a Maryland Corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-effective Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 included revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to the Company dated June 28, 2007 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to indicate the location of changes from the Company’s filing of Pre-effective Amendment No. 1, on June 19, 2007, together with copies of this response letter as filed with the Commission.  The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 2 as filed on EDGAR.

General

1.     Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

RESPONSE:  The requested revision has been made; financial statements as of May 31, 2007 have been included in Amendment No. 2.

Securities and Exchange Commission

July 20, 2007

Risk Factors, page 33

Behringer Harvard Opportunity Advisors II LP and its affiliates ….. page 39

2.               Please expand the disclosure to address the conflict caused by compensation arrangements based on budgeted amounts, including acquisition and asset management fees.

RESPONSE:  The fact that the use of budgeted amounts to calculate these fees could influence the advisor to overstate estimated costs in order to accelerate cash flows has been disclosed on page 39 of the prospectus.

We may suffer from delays in locating suitable investments ….. page 33.

3.               Please revise to include the disclosure from page 137 that historically public programs sponsored by affiliates of your advisor have experienced losses during the first several quarters of operations, due to initial start-up costs, lack of revenue producing activity and delay between property investment and revenues.

RESPONSE:  The losses historically experienced by affiliates of the advisor have been disclosed in the risk factor entitled “The public programs sponsored by affiliates of our advisor have experienced losses in the past, and we may experience similar losses” appearing on page 49 of the prospectus.

Prior Performance, page 134

4.               We note that on page 139 you aggregate reasons for adverse developments of programs, provide an example of one program that a bankruptcy which resulted in adverse developments of one particular program and refer investors to the tables.  Please revise your discussion of adverse business developments to separately discuss each program which suffered adverse business developments and the reasons for such developments in each program.

RESPONSE:  After further inquiry, the examples provided were, in fact, the only adverse business developments in these prior programs.  We have amended the language in the paragraph beginning on page 138 to reflect this.

5.               Please reconcile the names of the Public Programs to those in the tables.

RESPONSE:  The names of the programs in the tables are now consistent with the names in the prior performance summary.

Pending Litigation, page 138

6.               We note your response to comment 32.  Please advise us where you have included disclosure relating to the extent of the underperformance as requested in our prior comment.

Securities and Exchange Commission

July 20, 2007

RESPONSE:  With apologies for the inadvertent omission from Amendment No. 1, the extent of the underperformance has now been included in this amendment in the first paragraph under “Pending Litigation” beginning on page 138.

Prior Performance Tables, page A-1

Table V

7.               Please revise the table so that all columns appear on one page.

RESPONSE:  The requested revision has been made.

As counsel to the Company, we greatly appreciate the Staff’s assistance in timely processing this filing.  If you should have any questions about this letter or require any further information, please call Brad Lenox at (919) 786-2006 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner

Cc:	Cicely LaMothe, Accounting Branch Chief
Rachel Zablow, Staff Accountant
Gerald J. Reihsen, Behringer Harvard Opportunity REIT II, Inc.